UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-56176

CUSIP NUMBER 030617 104

	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
(Check one):	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2022

☒	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Americrew Inc.

Full Name of Registrant

21 Omaha Street

Address of Principal Executive Office (Street and Number)

Dumont, NJ 07628

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11- K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10- Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Americrew Inc. (the “Company”) is unable to file the Annual Report on Form 10-K for the fiscal year ended September 30, 2022 (the “Form 10-K”) and the transition report for the transition period from January 1, 2022 to September 30, 2022 (the “Transition Report”) in a timely manner without unreasonable effort or expense, as the Company is still compiling the necessary financial information to complete the filing due to challenges in preparing such financial information for the new fiscal year end of September 30 which the Company changed from December 31 on October 4, 2022, and due to its limited resources and financial and accounting personnel. The Company expects to file the Form 10-K and Transition Report on or prior the 15th calendar day following the prescribed due date.

Part IV - Other Information

1.	Name and telephone number of person to contact in regard to this notification

Michael D. Harris	(561)	471-3507
(Name)	(Area Code)	(Telephone Number)

2.

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

3.

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Pursuant to the Company changing its fiscal year end to September 30, the Company expects to report revenue of approximately $9,900,000 and a net (loss) of approximately ($830,000) for the nine month period ended September 30, 2022 in its Transition Report, compared to revenue of $5,512,368 million and a net (loss) of ($1,889,214) for the year ended December 31, 2021.

The difference in revenue is primarily due to an increase in work order under our contracts and difference in net (loss) is primarily due to decreasing expenses.

The expected results of operation set forth above are subject to change.

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Americrew Inc.

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 3, 2023	By:	/s/ Ross DiMaggio
Ross DiMaggio
	Title:	Chief Financial Officer

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